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                                                               EXHIBIT (A)(1)(J)

(CCA LOGO)


Contact:  Karin Demler, (615) 263-3005



            CORRECTIONS CORPORATION OF AMERICA COMPLETES TENDER OFFER
             FOR ITS SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK


NASHVILLE, Tenn. - May 14, 2003 - Corrections Corporation of America (NYSE: CXW) today announced that it has completed its tender offer to purchase for cash up to 4,204,947 shares, representing 90% of the outstanding 4,672,163 shares, of its Series B Cumulative Convertible Preferred Stock (CUSIP Nos. 22025Y 30 8 and 74264N 30 3) for $26.00 per share.

The tender offer expired at 12:00 midnight, New York City time, on Tuesday, May 13, 2003. Based on a count of the tendered shares by the Depositary, 3,746,396 shares have been validly tendered and not withdrawn. The Company has accepted all of the tendered shares under the terms of the offer. The acceptance of these shares in the tender offer will result in Corrections Corporation of America's acquisition of approximately 80.2% of the outstanding shares of the Company's Series B Preferred Stock for an aggregate purchase price of $97,406,296. Following the completion of the tender offer 925,767 shares of the Company's Series B Preferred Stock remain outstanding. The settlement date for payment of the tender offer price will be promptly following the date hereof.

The dealer manager for the tender offer is Lehman Brothers Inc. The information agent is D.F. King & Co., Inc.

Questions regarding the tender offer should be directed to Darrell Chiang at Lehman Brothers, at 800-438-3242 or 212-528-7581. Requests for tender offer documentation should be directed to D.F. King & Co., at 888-605-1956 or 212-269-5550.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the offer to purchase and related letter of transmittal. The tender offer is not being made to stockholders in any jurisdiction where the making or accepting of the offer would violate the laws of that jurisdiction. In any jurisdiction where the laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of the Company by Lehman Brothers Inc. or one or more registered brokers or dealers under the laws of such jurisdiction.